[DSP Group, Inc. Letterhead]

December 2, 2009

By Edgar Transmission

and E-Mail

Tom Jones

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

jonest@sec.gov

Re:	DSP Group, Inc.

Commission File No. 000-23006

Form 10-K for the Fiscal Year Ended December 31, 2008

Dear Mr. Jones:

In connection with the letter, dated November 10, 2009, of DSP Group, Inc., a Delaware corporation (the “Company”) in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 2, 2009, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Jones

Securities and Exchange Commission

December 2, 2009

Page Two

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Should you have any further questions or comments regarding this letter, please direct them to the Company’s outside counsel, Jackie Liu of Morrison & Foerster LLP, at (415) 268-6722.

Very truly yours,

/s/ Dror Levy
Dror Levy
Chief Financial Officer, DSP Group, Inc.

cc:	Bruce Mann, Esq., Morrison & Foerster LLP

Jackie Liu, Esq., Morrison & Foerster LLP